06007443

AB 4/1/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH., D.C. 209

SEC FILE NUMBER
8- 48461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corinthian Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 East 53 Street, 22nd Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Calabrese 212 287-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, #236, Jericho, NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CH 6/9/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, [illegible], swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of [illegible], as of December 31, 20[illegible] are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARLOS BOCEL
Notary Public, State of New York
Registration #01BO6135884
Qualified In Queens County
My Commission Expires Oct. 24, 2009

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

Corinthian Partners, LLC
New York, New York

We have audited the accompanying statement of financial condition of Corinthian Partners, LLC as of December 31, 2005, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule1 7a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corinthian Partners, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
February 9, 2006

CORINTHIAN PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash	$ 64,433
Due from clearing firms	162,587
Receivable from customer	34,002
Securities owned, at market value	80,691
Property and equipment - net	4,650
Employee loans	40,250
Prepaid expenses	20,192
Total assets	$406,805
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 54,235
Commitment (See Notes)	
MEMBER'S EQUITY	352,570
Total liabilities and member's equity	$406,805

See accompanying notes to financial statements.

CORINTHIAN PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues	
Net dealer inventory and trading losses	$ (10,863)
Commissions	643,296
Management fees	3,078
Investment banking	396,000
Interest and other income	25,473
Total revenues	1,056,984
Expenses	
Employee compensation and benefits	775,585
Clearing charges	79,398
Communications and occupancy	168,779
Market data services	92,332
Other operating expenses	231,278
Total expenses	1,347,372
Net loss	$ (290,388)

See accompanying notes to financial statements.

CORINTHIAN PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

BALANCE, January 1, 2005	$ 366,058
Capital contributions from Corinthian Holdings LLC	276,900
Net loss for the year	(290,388)
BALANCE, December 31, 2005	$ 352,570

See accompanying notes to financial statements.

CORINTHIAN PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Increase (decrease) in cash	
Cash flows from operating activities	
Net loss	$(290,388)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	4,416
(Increase) decrease in operating assets:	
Due from clearing firm	18,387
Receivable from customer	(34,002)
Securities owned	35,459
Employee loans	(250)
Prepaid expenses	41,018
(Decrease) in operating liabilities:	
Accounts payable and accrued expenses	(16,997)
Total adjustments	48,031
Net cash used in operating activities	(242,357)
Cash flows from financing activities - capital contributions from Corinthian Holdings, LLC	276,900
Net increase in cash	34,543
Cash at January 1, 2005	29,890
Cash at December 31, 2005	$ 64,433

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Corinthian Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The Company is wholly-owned by Corinthian Holdings, LLC ("Holdings").

The Company executes principal and agency transactions in listed and over-the-counter securities, and provides investment banking services. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade-date basis. Other fees are recorded as the related services are earned.

Marketable securities owned consist entirely of publicly traded equities, and are carried at quoted market prices with unrealized gains and losses reflected in income.

Depreciation of equipment is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 - DUE FROM CLEARING FIRMS

During 2005, the Company terminated its clearing agreement with a brokerage firm and entered into an agreement with another firm to carry its accounts. The former clearing broker placed temporary restrictions on the withdrawal of the firm's clearing deposit, which at December 31, 2005 amounted to $71,650. The balance was paid in full in January 2006.

The new clearing broker has custody of the Company securities and, from time to time, cash balances which may be due from this broker. These securities and/or cash positions serve as collateral for any amounts due to clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing broker. The Company is subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in its custody.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

		Estimated Useful Life
Office furniture and equipment	$ 63,204	5 years
Leasehold improvements	207,451	Term of lease
	270,655	
Less: Accumulated depreciation	266,005	
	$ 4,650	

Depreciation and amortization expense was $4,416 for the year.

NOTE 5 - MEMBER'S EQUITY

During 2005, Holdings made capital contributions of $276,900 to the Company.

NOTE 6 - OPERATING LEASE

The Company is obligated under an equipment lease. During 2005, the Company's office sublease expired but is continuing on a month-to-month basis at a rent of $10,000 per month. Net operating lease expense was $128,239 for the year ended December 31, 2005.

Following is a summary of future minimum lease payments:

Year ended December 31,	
2006	$ 7,788
2007	7,788
2008	4,543
Total	$20,119

NOTE 7 - INCOME TAXES

As a single member LLC, the Company files income tax returns in combination with Holdings and CPAM. The combined entity is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of Holdings report their proportionate share of membership taxable income or loss in their respective income tax returns. The combined entity is subject to New York City Unincorporated Business Tax ("UBT") on taxable profits. There is no UBT liability in 2005 due to the availability of net operating loss carryforwards.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company places its cash in commercial checking accounts and uninsured money market funds. Bank balances may from time to time exceed federally insured limits.

NOTE 9 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2005, the Company had net capital of $200,004, which exceeded its requirement of $100,000 by $100,004. The ratio of aggregate indebtedness to net capital was .12 to 1.

SUPPLEMENTARY SCHEDULES

CORINTHIAN PARTNERS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

Net capital:		
Member's equity		$352,570
Deductions and/or charges:		
Nonallowable assets:		
Clearing deposit	$ 71,650	
Receivable from customer	34,002	
Fixed assets - net	4,650	
Employee loans and advances, net of offsetting commissions payable of $31,016	8,984	
Prepaid expenses	20,192	
	139,478	
		139,478
Net capital before haircuts on securities positions		213,092
Haircuts on securities:		
Corporate stock		12,104
Money market balances		984
		13,088
Net capital		200,004
Computation of basic net capital requirement:		
Minimum net capital required		100,000
Excess net capital		$100,004
Aggregate indebtedness:		
Accounts payable and accrued expenses, net of offsetting employee loans of $31,016		$ 23,219
Excess net capital at 1,000 percent		$197,682
Ratio: Aggregate indebtedness to net capital		.12 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 271,131
Increase in nonallowable assets	(102,947)
Adjustment for additional miscellaneous receivables	31,002
Other audit adjustments	818
	$ 200,004

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

Corinthian Partners, LLC
New York, New York

In planning and performing our audit of the financial statements of Corinthian Partners, LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider + Associates LLP

Jericho, New York
February 9, 2006

CORINTHIAN PARTNERS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2005

CORINTHIAN PARTNERS, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2005

CONTENTS